Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,

	2012	2011

Portion of rentals representing interest,
including discontinued operations	$17	$45

Capitalized interest,
including discontinued operations	52	186

Other interest and fixed charges,
including discontinued operations	172	186

Total fixed charges (A)	$241	$417

Earnings-pretax income with
applicable adjustments (B)	$4,705	$3,422

Ratio of (B) to (A)	19.52	8.21